UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10427 / October 19, 2017

Admin. Proc. File Nos. 3-17984 to 17989

In the Matter of the Registration
Statement of

CANSO ENTERPRISES LTD.,
PRIVOZ,
UNIVERSAL MOVERS CORP.,
LORILAY CORP.,
FORMOUS CORP., and
LION PRINT CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Canso Enterprises Ltd., Privoz, Universal Movers
Corp., Lorilay Corp., Formous Corp. or Lion Print Corp. and the Commission has not chosen to
review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Canso Enterprises Ltd., Privoz, Universal Movers
Corp., Lorilay Corp., Formous Corp., and Lion Print Corp.[2] The order contained in that decision
is hereby declared effective. The initial decision ordered, pursuant to Section 8(d) of the

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[1]   17 C.F.R. § 201.360(d).

[2]   *Canso Enters. Ltd., Privoz, Universal Movers Corp., Lorilay Corp., Formous Corp., and
Lion Print Corp.,* Initial Decision Release No. 1155 (July 26, 2017), 117 SEC Docket 05, 2017
WL 3169017.

Securities Act of 1933, that the effectiveness of the registration statements filed by Canso Enterprises Ltd., Privoz, Universal Movers Corp., Lorilay Corp., Formous Corp., and Lion Print Corp. are suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

Initial Decision Release No. 1155
Administrative Proceeding
File Nos. 3-17984 to 17989

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statement of

Canso Enterprises Ltd.,
Privoz,
Universal Movers Corp.,
Lorilay Corp.,
Formous Corp., and
Lion Print Corp.

Initial Decision on Default
July 26, 2017

Appearance: Britt Whitesell Biles for the Division of Enforcement, Securities and Exchange Commission

Before: Brenda P. Murray, Chief Administrative Law Judge

The issue in this proceeding is whether the effectiveness of the registration statements of six companies, only one of which the Commission's public files show became effective, should be suspended.

Background

On May 12, 2017, the Securities and Exchange Commission issued six orders instituting proceedings (OIPs) pursuant to Section 8(d) of the Securities Act of 1933. The OIPs allege that the registration statements of Respondent Canso Enterprises Ltd. and Respondent Privoz contain material misstatements and omissions and that Respondent Universal Movers Corp., Respondent Lorilay Corp., Respondent Formous Corp., and Respondent Lion Print Corp. failed to cooperate with the Commission's investigation under Section 8(e) of the Securities Act. The OIPs ordered a public hearing to determine whether a stop order suspending the effectiveness of Respondents' registration statements should be imposed. The six proceedings were

consolidated for hearing. *Canso Enters. Ltd.*, Admin. Proc. Rulings Release No. 4798, 2017 SEC LEXIS 1418 (ALJ May 15, 2017).

Each Respondent was served with the OIP by May 16, 2017. Respondents did not answer the OIP or appear at the hearing on June 1, 2017. *Canso Enters. Ltd.*, Admin. Proc. Rulings Release No. 4814, 2017 SEC LEXIS 1469 (ALJ May 19, 2017); Admin. Proc. Rulings Release No. 4846, 2017 SEC LEXIS 1611 (ALJ June 2, 2017). I allowed into evidence the sworn investigative testimony of James Burns and Mark Milman, and the declaration of Marlee Engel. Tr. 9-10, 72; 17 C.F.R. §§ 201.235(a), (b). The Division of Enforcement presented three witnesses—Brian Vann, Rogerio Morais, and Alevtina Michina—and introduced seventy-nine exhibits. I take official notice of Respondents' EDGAR filings. 17 C.F.R. § 201.323.

The Division filed its Findings of Fact and Conclusions of Law on June 29, 2017.

Findings of Fact

Respondents are in default for failing to file an answer, appear at the hearing, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .310. I applied preponderance of the evidence as the standard of proof for factual findings beyond the allegations of the OIPs, the allegations of which are deemed to be true pursuant to Rule of Practice 155(a).[1] 17 C.F.R. § 201.155(a); *see Steadman v. SEC*, 450 U.S. 91, 101-04 (1981).

These stop-order proceedings arose from an investigation of potential misstatements and omissions in registration statements of various companies, including the Respondents. Tr. 13-16; Div. Ex. 1. The Commission initiated this investigation on April 23, 2014, based on a referral from the Division of Corporation Finance. Tr. 14. Corporation Finance and the Office of International Affairs assisted the Division's investigation. Tr. 17. Vann and Brian Fitzsimmons, both senior counsel with the Division, led the investigation. Tr. 8, 16.

Attorney Thomas E. Puzzo of Seattle, Washington, represented all the Respondents in their Form S-1, Registration Statement Under the Securities Act of 1933, filings.[2] Tr. 7, 15, 45, 52; Div. Exs. 2-8; Div. Ex. 76 at 9-10; Div.

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[1]   Based on the Division's concession, I do not deem as true the allegations in paragraphs 7 and 8 of the Lorilay Corp. OIP. *See* Tr. 9.

[2]   Form S-1 is for the registration of securities of registrants for which no other form is authorized or prescribed. 17 C.F.R. § 239.11. Generally, these are registrants that have never filed reports under the Exchange Act or have

(continued...)

Ex. 77 at 42. All respondents were incorporated in the state of Nevada, where their status has been revoked. Div. Exs. 85-90. Each registration statement describes the respondent as a "development stage" or "exploration stage" company. Tr. 19, 28; Div. Ex. 93 at 5; Div. Ex. 96 at 3; Div. Ex. 98 at 6; Div. Ex. 101 at 3; Div. Ex. 103 at 6; Div. Ex. 104 at 3.

Only one Respondent—Universal Movers—had its registration statement declared effective, and except for one quarterly report it has not filed the periodic reports required by Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13.[3] Tr. 19; Div. Ex. 1 at 2. There is no indication that the registration statements of the other Respondents became effective, and on April 23, 2014, the Division notified Respondents that no action would be taken on their registration statements while a Section 8(e) examination was pending.[4] Div. Exs. 2-8.

False and misleading information and omissions

Canso Enterprises Ltd., incorporated in Nevada on June 26, 2013, and headquartered in Mexico City, Mexico, was purportedly formed for the purpose of acquiring, exploring, and, if warranted and feasible, developing natural resource properties. OIP at 1-2; Div. Ex. 20; Div. Ex. 101 at 3-4. Burns has been Canso's president, secretary, treasurer, sole employee, and one of two board members since its inception.[5] Div. Ex. 99 at 18; Div. Ex. 76 at 37. Burns described his job responsibilities as "[g]enerally, everything" at Canso. Div. Ex. 76 at 34-35. Canso has no revenue and has never sold shares to the public. OIP at 2.

On January 31, 2014, Canso filed a Form S-1 registration statement, amended on March 17, 2014, and April 7, 2014, seeking to register the offer

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been filing for less than one year. A.A. Sommer, Jr., *Federal Securities Act of 1933*, § 7.01 (LEXIS 2017). Form S-1 requires more extensive disclosure than other registration forms, which are used by reporting companies. *Id.*

[3]   On February 12, 2014, Universal Movers filed a Form 10-Q for the quarter ended December 31, 2013. Universal Movers Corporation, Quarterly Report (Form 10-Q) (Feb. 12, 2014).

[4]   A company cannot sell securities covered by the registration statement while a Section 8(e) examination is pending. 15 U.S.C. § 77e(c).

[5]   The other board member, German Martinez, is a friend of Burns who was willing to invest $5,000. Div. Ex. 76 at 36-37. Martinez, who lives in Mexico, does no work for the company. *Id.* at 17, 37.

and sale of 1,650,000 common shares in a $247,500 public offering (together, registration statement). Div. Ex. 99 at i; Div. Ex. 100 at i; Div. Ex. 101 at i.

Soon after the investigation began, the Division notified Puzzo that it wanted to take testimony from Burns. Div. Ex. 55. Vann took Burns's sworn testimony on August 4, 2014. Div. Ex. 76. Burns testified that forming Canso was his idea; he had worked in the diamond mining industry and traded Canadian penny stocks; and he and the other board member each invested $5,000 in Canso. *Id.* at 25, 27, 30, 37, 51. Canso did not have a bank account and used Puzzo's trust account. *Id.* at 20. Canso's address in the registration statement was a hotel room in Mexico City, Mexico, where Burns resided from December 2013 to May 2014. *Id.* at 15, 18. When Burns's testimony was taken, Canso did not have a current address and Burns had a post office box in Toronto, Canada. Div. Ex. 76 at 18-19.

Canso's registration statement represented that Canso has "a 100% undivided interest [in] the Arrow River property located in the Thunder Bay Mining District of the Providence Ontario, Canada," and is "currently conducting mineral exploration activities" on that property. Div. Ex. 101 at 18. The registration statement identified by name thirty-nine persons as existing shareholders of a total of 1,650,000 shares. *Id.* at 12-13. Vann testified that the Division's investigation revealed that the assertion that Canso is conducting mineral exploration activities and the list of purported shareholders are untrue statements of material facts and the registration statement omits to state material facts necessary to make the statements contained therein not misleading. Tr. 37-38, 43; *see* OIP at 2.

Burns admitted during the examination that the registration statement was incorrect because no work was being done on the Arrow River property and neither he nor anyone on behalf of Canso had ever visited the property. Tr. 39-40; Div. Ex. 76 at 40, 65-67. The extent of Canso's interaction with the Arrow River property was hiring a company who arranged for a prospector to stake out four claims on public lands in Ontario. Div. Ex. 76 at 37-40. Claims cost $100 to $400 per unit and are good for two years. They can be renewed but there is a minimum work requirement each year. *Id.* at 40-42. Burns acknowledged that a potential investor would consider it important to know whether the company was actually conducting exploration activities. *Id.* at 66.

The Division concluded that the purported shareholders did not exist. Canso produced a document with addresses for the thirty-nine shareholders listed in the registration statement; they allegedly lived in the Toronto area. Tr. 41; Div. Ex. 50 at 2. The Commission is a signatory to the International Organization of Securities Commissions' Multinational Memorandum of Understanding, which allowed the Office of International Affairs to request assistance from the Ontario Securities Commission in locating the thirty-nine individuals. Div. Ex. 49 at 1; Div. Ex. 50. The Ontario Securities Commission conducted land registry searches for the addresses and the home owners did not match any of the thirty-nine shareholder names. Tr. 41-42; Div. Ex. 49 at 2. The Ontario Securities Commission opined that the names were likely fictitious. Tr. 43; Div. Ex. 49 at 2. The Division's own searches in the many databases it has available did not locate any of the shareholders, and it found no records of any shares being sold. Tr. 20, 43. The Division ultimately found Canso's claim to have thirty-nine shareholders to be false. Tr. 41.

Canso did not respond to a Wells notice that pointed out to it the false and misleading information in the registration statement.[6] Tr. 43; Div. Ex. 78.

Privoz was incorporated in Nevada on November 22, 2013, and is headquartered in Holon, Israel. Div. Ex. 24; Div. Ex. 94 at 3. On January 28, 2014, Privoz filed a Form S-1 registration statement, amended on March 18, 2014, and April 22, 2014, seeking to register the offer and sale of 1,650,000 common shares in a $115,000 public offering (together, registration statement). OIP at 1; Div. Ex. 94 at ii; Div. Ex. 95 at ii; Div. Ex. 96 at ii. In its registration statement, Privoz claimed to be a shipping-and-receiving company formed for the purpose of shipping packages from the United States to Israel for Israeli residents. OIP at 1; Div. Ex. 96 at 3.

Privoz's registration statement includes three untrue statements of material fact and omits to state material facts necessary to make the statements contained therein not misleading. Tr. 29-36. In the registration statement, Privoz represents that it

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[6]   The Division's Enforcement Manual defines a Wells notice as

> a communication from the staff to a person involved in an investigation that: (1) informs the person the staff has made a preliminary determination to recommend that the Commission file an action or institute a proceeding against them; (2) identifies the securities law violations that the staff has preliminarily determined to include in the recommendation; and (3) provides notice that the person may make a submission to the Division and the Commission concerning the proposed recommendation.

Division of Enforcement, Enforcement Manual (Oct. 28, 2016) at 20, https://www.sec.gov/divisions/enforce/enforcementmanual.pdf; *see* 17 C.F.R. § 202.5(c).

1. "depend[s] entirely on Mr. Milman," its sole employee, officer, and director, "for all of [its] operations";

2. "ha[s] entered into two [three-year] contracts with shipping companies," and "shipped to Israel two containers through General Container Line and one container through E Z Cargo Inc."; and

3. "paid $9,000 to General Container Line and $4,000 to E-Z Cargo Inc."

Div. Ex 96 at 6, 22.

Vann testified that

> there was an individual who was associated with Mr. Milman named Vladimir Shekhtman, who was in fact the individual who was conducting any business on behalf of Privoz. To the extent Privoz, had any business, it was done by Mr. Shekhtman and not Mr. Milman.

Tr. 29, 32. Vladimir Shekhtman is not mentioned in the registration statement. Tr. 32.

The investigation did not reveal any signed contract between Privoz and General Container Line or E-Z Cargo and established that neither General Container Line nor E-Z Cargo performed any services for Privoz. Tr. 35; OIP at 2.

Rogerio O. Morais, who works in the import-export business, was employed by General Container Lines in 2014. Tr. 59-60. He told investigators and testified at the hearing that Shekhtman was a customer of General Container Lines and that Shekhtman's company, Arkadia International, shipped automobiles overseas. Tr. 30, 60-61. Morais testified that Shekhtman asked him to sign a two-page shipping and service agreement with non-specific terms with Privoz, which Morais did. Tr. 63-64; Div. Ex. 34. Shekhtman told Morais the contract was pro forma and Privoz was a company only on paper.[7] Tr. 31, 61, 64; Div. Ex. 34. General Container Lines did not perform any service for Privoz, but on approximately three occasions Shekhtman had the invoices for services provided to Arkadia International transferred to Privoz, which was not an unusual occurrence among interconnected companies. Tr. 64-65. Morais never dealt with Milman. Tr. 31.

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[7] Shekhtman's e-mail transmitting the contract was in Russian, which Morais translated. Tr. 63; Div. Ex. 34

Alevtina Michina works at E-Z Cargo in customer relations and billing. Tr. 68-69. Michina's first language is Russian.[8] Michina knew Shekhtman because he was a client of E-Z Cargo. Tr. 31, 69. Shekhtman asked Michina to offer E-Z Cargo's services to Privoz. *Id.* She signed and returned a paper for a contract but she never received a signed contract from Privoz. Tr. 69. E-Z Cargo never provided any services to Privoz. *Id.* On March 4, 2014, a $4,000 check was deposited in E-Z Cargo's bank account. Shekhtman told Michina it was a fee for future services, but it was never used. Tr. 70. Michina did not know Milman and never spoke with anyone by that name. Tr. 31, 70.

On April 24, 2014, the Division issued a documentary subpoena to Privoz, and it notified Puzzo on May 13, 2014, that it wanted to take testimony from Mark Milman. Div. Exs. 10, 55. The Division issued a testimonial subpoena to Milman on May 16, 2014, and he gave investigative testimony on August 27, 2014. Div. Exs. 56, 77. Milman, age eighty-one when he gave his investigative testimony, lives in Israel and Ukraine. Div. Ex. 77 at 17, 77. He came up with the idea for Privoz and arranged for United States citizens to establish Privoz's bank accounts with $10,000 of his funds and to create a website, http://www.privoz.us/. Div. Ex. 24; Div. Ex. 77 at 18-36. Privoz's address is Milman's home address in Israel. Milman had Inna Shekhtman,[9] who was recommended by persons in the Jewish community in Los Angeles, establish United States bank accounts for Privoz. Div. Ex. 77 at 18-23. He had never met her before entrusting her with the $10,000 investment. *Id.* at 22. Milman testified that the $10,000 was about a third of his personal funds. *Id.* at 28. Milman signed Privoz's articles of incorporation as its owner. Div. Ex. 25. Milman got the name Privoz from a huge swap market in Kyiv, Ukraine. Div. Ex. 77 at 35. With the assistance of Puzzo, Milman received five million shares for $10,000, or $0.002 per share.[10] Div. Ex. 77 at 45.

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[8]   Michina was assisted in communicating with investigators by a coworker. Tr. 66-67. At the hearing, Michina testified in Russian and her coworker interpreted for her. The interpreter, whose name does not appear in the record, was not sworn and no evidence was offered about the interpreter's ability to accurately translate between English and Russian. Nevertheless, Michina's translated testimony was credible and supported by other evidence in the record, and I find it admissible under the reliability requirement of 17 C.F.R. § 201.320. Even if I excluded Michina's testimony as unreliable, my conclusions of law would remain the same.

[9]   Inna Shekhtman is Vladimir Shekhtman's daughter.

[10]   There is no explanation of how Privoz justified offering the shares to the public for $0.07 per share on January 28, 2014, when Milman had bought

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Milman admitted to investigators that: he had never interacted with General Container Lines or E-Z Cargo; only Shekhtman had contacted those companies; and there had been no shipments. Tr. 33; Div. Ex. 77 at 54, 83, 85. Milman claimed that he and Puzzo prepared the registration statement, however, Milman did not know what items were included in the $5,000 per month Privoz spent to fund operations or how Privoz intended to spend the $63,000 shown as part of its filing plan. Div. Ex. 77 at 69, 72-76; Div. Ex. 96 at 3.

The Division sent Privoz a Wells notice but received no response and Privoz has not amended its S-1 registration statement subsequent to the Wells notice to correct the misstatements and omissions identified in the notice. Tr. 43-44.

Failure to cooperate in a Securities Act Section 8(d) investigation

Four Respondents—Formous Corp., Lion Print Corp., Lorilay Corp., and Universal Movers Corp.—failed to fully cooperate in a Commission investigation. Each respondent did not show up to provide investigative testimony, failed to respond to Commission staff (staff) inquiries, and became unreachable and unresponsive. Tr. 44.

Formous Corp., incorporated in Nevada on July 12, 2013, and headquartered in Bishkek, Kyrgyzstan, purportedly plans to engage in the business of distributing workwear, such as coveralls and construction jackets. Div. Ex. 22; OIP at 1-2. On January 30, 2014, Formous filed a Form S-1 registration statement, amended April 7, 2014, seeking to register the offer and sale of 5,000,000 common shares in a $50,000 public offering (together, registration statement). Div. Ex. 97 at 2; Div. Ex. 98 at 2. Nurzada Kermalieva was Formous's sole employee, officer, and director. Div. Ex. 97 at 26. Formous has no revenue and has never sold shares to the public. Div. Ex. 97 at 4, 7; OIP at 1-2.

Vann testified that Formous failed to cooperate with a Commission 8(d) investigation. Tr. 45-47. On April 24, 2014, the staff issued and properly served a document subpoena on Puzzo. Div. Ex. 9; Tr. 46. On May 6, 2014, Puzzo informed the staff that he had not yet been authorized to represent Formous in the ongoing examination, but that he had e-mailed the subpoena to the company. OIP at 2; Div. Exs. 53, 72. Puzzo subsequently informed the

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shares about four months earlier for $0.002. Div. Ex. 77 at 22; Div. Ex. 94 at 16 ("The offering price … has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company.").

staff that Formous would be submitting documents directly to the staff, which it did on May 7, 2014, and that Puzzo was authorized to represent the company going forward. Div. Ex. 54; OIP at 2. On May 13, 2014, staff informed Puzzo that it intended to take testimony from Kermalieva, and on May 16, 2014, the staff properly served a testimony subpoena on Kermalieva through Puzzo. Tr. 45; OIP at 2; Div. Exs. 55, 56.

From May through August 2014, the staff made numerous unsuccessful attempts to schedule taking testimony from Kermalieva. OIP at 2. On August 19, 2014, Puzzo e-mailed the staff that his attempts to contact Kermalieva had been unsuccessful. Tr. 46; OIP at 2; Div. Ex. 57. On May 19, 2016, Puzzo informed the staff that he no longer represented Formous. OIP at 2. No response was received to the e-mail the Division sent on May 24, 2016, to the e-mail address on Formous's registration statement, urging Kermalieva as Formous's CEO to respond so that the Commission could conclude the 8(e) investigation. Tr. 46-47; OIP at 2; Div. Ex. at 58. On July 11, 2016, the Division sent a Wells notice via e-mail to the address on the registration statement, with copies sent via UPS to Formous's designated agent for service and to Formous's address in Kyrgyzstan. Div. Ex. 79; OIP at 2. Formous did not respond to the e-mail, and UPS returned the mailing as undeliverable. Tr. 47; OIP at 2.

Lion Print Corp. is a Nevada corporation headquartered in Lviv, Ukraine, that purportedly was formed as a printing company to operate primarily in Ukraine. Tr. 52; Div. Ex. 103 at 3. On February 20, 2014, Lion Print filed a Form S-1 registration statement, amended April 7, 2014, seeking to register the offer and sale of two and a half million common shares in a $100,000 public offering (together, the registration statement). Div. Ex. 102 at i, iii; Div. Ex. 103 at i, iii; OIP at 1. Liliia Yasinska was Lion Print's sole officer and director. Div. Ex. 61; Div. Ex. 103 at 3. Lion Print has no revenue and has never sold shares to the public. OIP at 1; Div. Ex. 103 at 7.

On April 24, 2014, the staff properly served a document subpoena to Lion Print through Puzzo, and Lion Print produced responsive documents on May 8, 2014. Tr. 52; OIP at 2; Div. Ex. 61. The Division notified Puzzo that it wanted to take testimony from Yasinska on May 13, 2014. Div. Ex. 55. Yasinska provided telephonic testimony on August 28, 2014, in response to a testimony subpoena served on May 16, 2014; Lion Print's and Yasinska's cooperation ended in 2015. Tr. 52-53; OIP at 2; Div. Ex. 56.

On March 13, 2015, Puzzo informed the staff that he no longer represented Lion Print. OIP at 2. On March 16, 2015, the staff e-mailed Lion Print at two different e-mail addresses provided by Yasinska seeking additional information relevant to its examination. Div. Exs. 63, 67. One e-mail was undeliverable and Lion Print did not respond to the other e-mail.[11] Div. Ex. 63; OIP at 2. The staff attempted to call Yasinska on April 1, 2015, at the telephone number she had provided, and Vann testified that he believes Yasinska answered the telephone in Russian and hung up after the staff introduced themselves and stated that they had additional questions relevant to the examination. No one answered the phone when the staff called back. Tr. 53; OIP at 2.

The staff did not receive a response to e-mails sent to Yasinska on September 28, 2015 and May 24, 2016, seeking to arrange a telephone call. Div. Exs. 65, 67. On June 21, 2016, the staff attempted to call Yasinska at the number she had provided, but the number had been disconnected. Tr. 53; OIP at 2.

On July 11, 2016, the staff e-mailed a Wells notice to Lion Print at a working e-mail address. Div. Ex. 66. The staff also sent the Wells notice via UPS to Lion Print's designated agent for service in the United States and directly to Lion Print's address in Ukraine. The staff did not receive a response to its e-mail; the UPS package sent to Ukraine was returned without any explanation; and the designated agent refused to accept delivery and informed the staff that the company was defunct. Tr. 53; OIP at 2-3.

Lorilay Corp., a Nevada corporation headquartered in Moscow, Russia, purportedly plans to sell crepes through retail outlets in Russia. Div. Ex. 104 at 1, 20; OIP at 1. On April 17, 2014, Lorilay filed a Form S-1 registration statement seeking to register the offer and sale of four million common shares in an $80,000 public offering. Div. Ex. 104 at 3; OIP at 1. Elena Sheveleva was Lorilay's president, treasurer, secretary, and director. Div. Ex. 104 at 28, 29. The company has no revenue and has never sold shares to the public. OIP at 1; Div. Ex. 104 at 7-8.

Vann testified that Lorilay failed to cooperate with a Commission 8(e) investigation. Tr. 47-52. On April 24, 2014, the staff attempted to serve a document subpoena to Lorilay through Puzzo. Div. Ex. 12; Tr. 49. In May 2014, Puzzo informed the staff that he had not yet been authorized to represent Lorilay, but that he had e-mailed the document subpoena to his

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[11] There appears to be a typographical error in one of the e-mail addresses used by the Division in its attempt to reach Yasinska on March 16, 2015, which likely explains why Yasinska did not respond. The Division's March 16 e-mail was sent to an address ending in ".run." Div. Ex. 63. In its other attempts to reach Yasinska, the Division used the same address except ending in ".ru." Div. Exs. 65-67.

contact at Lorilay. Div. Ex. 73. The staff informed Puzzo on May 13, 2014, that it wanted to take testimony from Sheveleva. Div. Ex. 55. The staff did not issue a testimony subpoena to Sheveleva on May 16, 2014, because Puzzo was still trying to determine whether he represented her. The staff continued to try to schedule her testimony with Puzzo, but he stated in e-mails and phone calls that he was never able to reach her despite numerous attempts to contact her.[12] Tr. 48-52; OIP at 2; Div. Exs. 72, 73. Puzzo informed the staff on May 19, 2016, that he no longer represented Lorilay, and the staff began attempts to communicate with Sheveleva directly. OIP at 2. On May 24, 2016, the staff e-mailed Lorilay at the address provided in its registration statement but did not receive a response. Tr. 50; Div. Ex. 74. On July 11, 2016, the staff emailed a Wells notice to the same address, but received no response. Div. Ex. 75; OIP at 2. Similarly the staff did not receive a response to Wells notices it sent via UPS to Lorilay's designated agent for service in the United States and its address in Russia. UPS returned both packages to the staff marked undelivered. Div. Ex. 82; OIP at 2.

Universal Movers is a Nevada corporation headquartered in London, United Kingdom, that purportedly plans to provide moving and storage services. Div. Ex. 91 at 5; OIP at 1-2. On October 25, 2013, Universal Movers filed a Form S-1 registration statement, amended November 26, 2013, and December 16, 2013, seeking to register the offer and sale of 3,000,000 common shares in a $60,000 public offering (together, registration statement). OIP at 1; Div. Ex. 91 at 2; Div. Ex. 92 at 2; Div. Ex. 93 at 2. The registration statement named Shahzad Ahmed as President, CEO, Secretary, Treasurer, and Director. Div. Ex. 91 at 41; Tr. 54. The Commission issued a notice of effectiveness on December 27, 2013. OIP at 1; *see also* EDGAR.

Universal Movers has no revenues, no business operations, and no publicly sold shares. OIP at 2. Universal Movers describes itself as an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. Div. Ex. 91 at 10-11; *see* Jumpstart Our Business Startups Act, Pub. L. No. 112-106, § 101, 126 Stat. 306, 307 (2012) (codified at 15 U.S.C. §§ 77b(a)(19), 78c(a)(80)) (adding definition of an "emerging growth company"—an issuer with annual gross revenues of less than

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[12] At the hearing, the Division explained that it would not be presenting any evidence in support of the allegations in paragraphs 7 and 8 of the OIP, which represented that "[o]n May 13, 2014, the staff contacted company counsel and informed him that the staff intended to take testimony from Respondent's [CEO]. . . . On May 16, 2014, the staff properly served a testimony subpoena to Respondent's CEO via company counsel, who resides in the United States." OIP at 2; Tr. 9.

$1,000,000,000, adjusted for inflation—to the Securities Act and Exchange Act).

On April 24, 2014, the staff issued and properly served on Universal Movers a document subpoena. OIP at 2; Div. Ex. 11. The staff received material in response to the subpoena on May 7, 2014; Puzzo informed the staff on May 9, 2014, that he had been authorized to represent Universal Movers. Tr. 54; OIP at 2; Div. Ex. 53. On May 13, 2014, the staff informed Puzzo that it intended to take testimony from Ahmed, and it properly served a testimony subpoena on May 16, 2014. Div. Exs. 55, 56. During the subsequent months, the staff attempted to schedule the taking of testimony from Ahmed. OIP at 2.

Puzzo informed the staff in an August 8, 2014, e-mail that Ahmed had decided not to provide testimony to the Division. Tr. 55-56; Div. Ex. 71; OIP at 2. On May 19, 2016, Puzzo informed the staff that he was no longer representing Universal Movers. Tr. 56; OIP at 2. The staff then tried to communicate directly with Universal Movers. On May 24, 2016, the staff attempted to e-mail Universal Movers directly at the e-mail address provided in the company's S-1 filing, however, the e-mail was returned as undeliverable. Tr. 56; Div. Exs. 68, 69. On June 8, 2016, the staff called the telephone number that Universal Movers provided in its registration statement and was told by the individual who answered the phone that it was the wrong number. OIP at 2.

On July 11, 2016, the staff sent a Wells notice to Universal Movers via its designated agent for service in the United States and directly to the company's address in the United Kingdom that appeared on the registration statement. Tr. 57; OIP at 2; Div. Ex. 70. On July 20, 2016, the staff received an e-mail from an individual in the United Kingdom returning the Wells notice and stating that Shahzad Ahmed did not live at that address. Div. Ex. 70; OIP at 2. On October 13, 2016, the Wells notice sent via UPS package to Universal Movers' domestic registered agent was returned with a note stating, "receiver did not want, refused delivery." OIP at 3. The Division has received no communications from Universal Movers. Tr. 57.

Conclusions of Law

Section 8(d) of the Securities Act authorizes the Commission to issue a stop order suspending the effectiveness of a registration statement if it appears "that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading." 15 U.S.C. § 77h(d). Section 8(e) of the Securities Act empowers the Commission to undertake an examination to determine whether a stop order should issue under Section 8(d), and makes failure to cooperate with such an examination itself "proper ground for the issuance of a stop order." 15 U.S.C. § 77h(e); *see Blimpie Corp. of Am.*, Securities Act Release No. 5146, 1971 SEC LEXIS 470, at *2 (May 6, 1971) (refusal to cooperate in a Section 8(e) examination "constitutes a ground for the issuance of a stop order").

The purpose of a registration statement is to "protect investors by promoting full disclosure of information thought necessary to informed investment decisions." *mPhase Techs., Inc.*, Exchange Act Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (quoting *SEC v. Ralston Purina Co.*, 346 U.S. 119, 124 (1953)). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988); *accord* 17 C.F.R. § 230.405 (defining "material").

The substantial and undisputed evidence shows that issuance of a stop order is appropriate for each Respondent's filed registration statement because each Respondent violated Section 8(d) of the Securities Act by misrepresenting and omitting material information in their filed registration statement or violated Section 8(e) of the Securities Act by failing to cooperate with the Division's examination.

Privoz's registration statement falsely represented that: (1) Milman was solely responsible for its activities and it depended entirely on him for its operations; (2) Privoz had entered into three-year contracts with two cargo shippers to ship customers' deliveries; and (3) Privoz paid $9,000 to General Container Line and $4,000 to E-Z Cargo to ship three containers for customers. Vladimir Shekhtman and Inna Shekhtman acted for Privoz by attempting or appearing to enter into contracts with shippers and opening Privoz's bank accounts.[13] Vladimir Shekhtman held himself out as a

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[13] The Division alleges that Privoz's registration statement was materially deficient because it failed to identify Vladimir Shekhtman as a promoter and control person. Div. Br. at 18. Rule 405 of Regulation C of the Securities Act defines "control" as the "possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." 17 C.F.R. § 230.405. Rule 405 defines "promoter" as including any person, who, acting alone or with others, founds or organizes the business of the issuer, or who, in connection with the founding or organizing of the issuer, receives in consideration of services or property ten percent or more of the issuer's securities. *Id.* There is not sufficient evidence about Shekhtman's involvement in Privoz to conclude that he meets either definition.

representative of Privoz and, to the extent that Privoz had any business activities, Shekhtman performed them. Privoz had no contracts with cargo shippers, it had not shipped three containers for customers, and it had not paid a total of $13,000 to General Container Line and E-Z Cargo.

These false representations were material. A company's leadership is always of importance to investors. *SEC v. Husain*, No. 2:16-cv-3250, 2017 U.S. Dist. LEXIS 29131, *21-22 (C.D. Cal. Mar. 1, 2017) ("[A] corporation's … leadership, the nature of its operations, and its plan for the future would seem to be[, other than its financials,] *the most* important pieces of information available to an investor."). It is particularly important when investing in an allegedly one-person operation. An investment in Privoz, which has few assets, would be an investment in Milman, the person that the registration statement asserted Privoz depended on for everything. That others had significant roles in conducting Privoz's business is a fact a reasonable investor would want to know before investing. The misrepresentations that Privoz entered into multi-year contracts with shippers and had shipped three containers were material because they made Privoz's limited operations appear more advanced than they actually were. The difference between having started operations with long-term contractual relationships and having no operations at all is significant and something investors would want to know. *See Organized Producing Energy Corp.*, Securities Act Release No. 6527, 1984 SEC LEXIS 1649, at *8 (May 1, 1984) (finding, in accepting an offer of settlement, that the false representation that a company had entered into distribution contracts when it had not was material). A stop order is appropriate.

Canso's registration statement falsely represented that Canso had begun mineral exploration operations and that thirty-nine people had Canso shares. These representations were material because investors could reasonably think that a company that was conducting business activities and that had attracted investments from thirty-nine people was a more attractive investment than a company with no operations or investors. A stop order suspending the effectiveness of Canso's registration statement should be issued.

Formous, **Lion Print**, **Lorilay**, and **Universal Movers** failed to cooperate in a Commission investigation by ignoring subpoenas for testimony issued by the Division. Despite numerous attempts by the Division to communicate with the person designated as the officer or founder or director of operations of these four Respondents through their attorney and then directly, only Yasinska, an officer and sole director of Lion Print, was willing to give investigative testimony on one occasion and then she too refused to respond to Division inquiries that were part of the investigation. *See Sci. Research Dev. Co.*, Securities Act Release No. 5040, 1970 SEC LEXIS 671, at

*4 (Jan. 26, 1970) (finding that the refusal of the registrant's president and controller to testify pursuant to a subpoena issued under Section 8(e) constituted a failure to cooperate and was a basis for a stop order). The refusal to cooperate or respond was intentional and stop orders against these four Respondents are warranted.

One final issue should be addressed. Section 8(d) authorizes the Commission to "issue a stop order suspending the effectiveness of [a] registration statement." 15 U.S.C. § 77h(d). This could be read to apply only to registration statements that have become effective, and only Universal Movers received a notice of effectiveness. The Commission, however, has interpreted Section 8(d) to permit it to suspend registration statements that have not yet become effective because to interpret it otherwise "would lead to absurd and inequitable results from the point of view of decent administration and investor protection." *Red Bank Oil Co.*, Securities Act Release No. 3095, 1945 SEC LEXIS 204 (Oct. 11, 1945) ("We think it utterly repugnant to the objectives of the Act to interpret it to require us to sit by until a false and misleading registration statement becomes effective before commencing action under Section 8(d)."); *see* William R. McLucas, *Stop Order Proceedings Under the Securities Act of 1933: A Current Assessment*, 40 Bus. L. 515, 530-31 (1985) (noting that courts have implicitly upheld the Commission's position). It is appropriate, therefore, to suspend the effectiveness of all six Respondents' registration statements.

Record Certification

Pursuant to Commission Rule of Practice 351(b), 17 C.F.R. § 201.351(b), I certify that the record includes the items set forth in the Record Index issued by the Secretary of the Commission on July 6, 2017.

Order

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that

the effectiveness of the registration statement filed by Canso Enterprises Ltd. is suspended;

the effectiveness of the registration statement filed by Privoz is suspended;

the effectiveness of the registration statement filed by Universal Movers Corp. is suspended

the effectiveness of the registration statement filed by Lorilay Corp. is suspended;

the effectiveness of the registration statement filed by Formous Corp. is suspended; and the effectiveness of the registration statement filed by Lion Print Corp. is suspended.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occurs, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge